April 20, 2010

VIA EDGAR AND FEDEX

Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 HCP, Inc.

Form 10-K for the year ended December 31, 2009

File Number: 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 8, 2010. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we” or “our” in our response are to HCP, Inc.

Form 10-K for the year ended December 31, 2009

General

1.                                       We note that you have filed a proxy statement on March 12, 2010.  We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Response: We respectfully acknowledge your comment.

Item 1 Business

Business Strategy

Healthcare Segments, page 8

2.                                       Refer to the second full paragraph at the top of page 8.  To the extent material, please expand your disclosure in future filings to discuss in greater detail the “certain performance conditions” that must be met in order for the borrower to extend the maturity on the loans.

Response: We will revise this disclosure in future filings to include a description of relevant performance conditions that must be met by these borrowers to extend or sustain the original maturity of the loans. The following are revised paragraphs, which include the requested additional disclosure:

On December 21, 2007, we purchased $1.0 billion of mezzanine loans of HCR ManorCare at a discount of $100 million, which resulted in an acquisition cost of $900 million, as part of the financing for The Carlyle Group’s $6.3 billion purchase of Manor Care, Inc. These interest-only loans mature in January 2013 and bear interest on their face values at a floating rate of one-month London Interbank Offered Rate (“LIBOR”) plus 4.0%. These loans are mandatorily pre-payable in January 2012 unless the borrower satisfies certain performance conditions.  Among other things, these performance conditions require the borrower to: (i) maintain an interest-rate cap agreement(s) with a strike price of 5.25% at an equivalent maturity to that of the underlying loans; and (ii) maintain a trailing-twelve-month Debt Service Coverage Ratio, as defined in the respective agreement, of no less than 1.45 times.

On August 3, 2009, we purchased a $720 million participation in the first mortgage debt of HCR ManorCare at a discount of $130 million, which resulted in an acquisition cost of $590 million. The $720 million participation bears interest at LIBOR plus 1.25% and represents 45% of the $1.6 billion most senior tranche of HCR ManorCare’s mortgage debt incurred as part of the above mentioned financing for The Carlyle Group’s acquisition of Manor Care, Inc. The mortgage debt matures in January 2013 if the borrower exercises a one-year extension option and meets certain performance conditions, which are similar to those described above.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

3.                                       Please revise your disclosure in future filings, as applicable, to describe any limitations in your credit facilities that restrict your ability to fund dividend payments in accordance with Item 201(c)(1) of Regulation S-K.  To the extent you believe the limitations are not material, please tell us.

Response: We respectfully advise the Staff that our revolving line of credit facility does not contain any restrictions that materially restrict, or are reasonably likely to materially restrict, our ability to pay dividends on our common stock. To the extent we become subject in the future to covenants that materially restrict our ability to pay dividends on our common stock, we will describe those restrictions in the applicable future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 55

4.                                       We note your disclosure throughout the Risk Factors section regarding current economic conditions and the negative impact that defaults by your tenants could have on your future operations. Please consider expanding your disclosure regarding the credit and liquidity risks you may face related to the collectability of your rent receivables and financing activities.  Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure.

Response: We have reviewed our disclosures with respect to credit and liquidity risks related to the collectability of rent receivables and financing activities in both the Risk Factors and Liquidity and Capital Resources sections of our Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 10-K”). While we respectfully acknowledge the Staff’s comment and, consistent with our obligations under the Exchange Act and the requirements of Form 10-K, undertake to continue to consider in future filings, as appropriate, additional disclosure as it relates to these matters, we believe that the current disclosure in the Liquidity and Capital Resources section of the 2009 10-K, in light of the circumstances prevailing at the time of its filing, was appropriate and responsive to the requirements of Item 303 of Regulation S-K.

At the outset, we note that the requirements applicable to the Risk Factor section of Form 10-K (Item 503(c) of Regulation S-K) and the Liquidity and Capital Resources section of Form 10-K (Item 303(a)(1) and (2)) call for different types of disclosure. While Item 503(c) calls for a discussion of risks germane to the registrant that make the registrant’s offering speculative or risky, we believe that the market practice among reporting companies results in a discussion in the Risk Factors section of a much broader set of possible risks than would be appropriate for known material trend disclosure in the Liquidity and Capital Resources section of MD&A.

During the preparation of the MD&A disclosure in the Company’s 2009 10-K, we undertook a deliberate consideration of the risks associated with, among other things, the collectability of rents and the Company’s ability to access the capital markets and other financing sources. Specifically, with respect to credit risks associated with the collectability of rents, we took into account current industry and economic conditions, property performance, credit enhancements and other factors.  As to current industry and economic conditions, we generally believe that much of the economic pressure and uncertainty facing the senior housing industry in 2008 had eased substantially at the time of the filing of the 2009 10-K. In preparing our Annual Report on Form 10-K for the year ended December 31, 2008, the disclosure in the Liquidity and Capital Resources section of MD&A reflected the general uncertainty at that time facing many of our operators and tenants when the capital and credit markets were frozen and our operators and tenants were faced with debt maturities they were looking to extend or refinance. In contrast, the disclosure in the Liquidity and Capital Resources section of our 2009 10-K reflected our belief that, in general, at that time, the credit markets had begun to improve, rent coverages in our senior housing segment had remained relatively stable despite the economic downturn and our operators and tenants had been able to benefit from a favorable labor market and improved operating margins.

As it relates to liquidity, we believe that the credit constraints and widening credit spreads that characterized 2008 and the outlook of many registrants during the first quarter of 2009 had eased considerably by the time of the preparation and filing of our 2009 10-K.  Specifically, in considering the appropriate Liquidity and Capital Resources disclosures in the 2009 10-K, the Company and management took into account the fact that, during 2009, we successfully closed $881 million of equity capital offerings and that, at the time of the filing of our 2009 10-K, we had $1.4 billion in available borrowing capacity under our unsecured revolving line of credit.

Item 15. Exhibit and Financial Statement Schedules, page 65

5.                                       We note that exhibits 10.24, 10.25, 10.28, 10.29, 10.30, 10.31, and 10.35 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement.  Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the completed agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

Response: We respectfully advise the Staff that we have reviewed the requirements of Item 601 of Regulation S-K and believe that none of the information contained in the schedules or exhibits to the documents filed or incorporated by reference as Exhibits 10.25, 10.28, 10.29, 10.30, 10.31 and 10.35 to our 2009 10-K (the “Exhibits”) meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K or is otherwise material to investors. We do not believe that filing all attachments (i.e., exhibits and schedules) to material instruments and contracts filed pursuant to Item 601(b)(10) is required unless the attachment in question (i) in itself would constitute a material contract or (ii) would otherwise be material to investors (including with respect to their ability to understand the material contract in question). Accordingly, the Company has in several instances not filed all attachments to the instruments and material contracts it has filed pursuant to Items 601(b)(10). We believe that this approach is common practice among reporting companies and that this practice is appropriate both from a substantive as well as a pragmatic perspective. Moreover, the material terms of the Exhibits are set forth in the body of such agreements, copies of which the Company already has filed. The information included in the omitted schedules provide only supplemental information that underlies the representations, warranties and covenants set forth in the body of the agreement and the exhibits to each Exhibit generally are ancillary documents that address administrative matters under the terms of the agreement and we believe such information is not material to an investor’s understanding of the agreement and none of the omitted information is necessary for the protection of investors. Further, we believe that disclosure of all of the schedules and exhibits to the Exhibits would require investors to sift through voluminous details (akin to a standard legal closing binder in most cases) that we believe do not add materially to an understanding of the key terms of such agreements.

Exhibit 10.24 refers to a bridge loan credit facility that was repaid in May, 2009 from proceeds from our $440 million public offering. It will no longer be listed as an Exhibit in future filings.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

6.                                       Please tell us how your presentation of interest income within revenues, complies with Rule 5-03 of Regulation S-X.

Response: As indicated in Item 1, Business, page 8 of our 2009 10-K one of our primary products is represented by a portfolio of mezzanine and other mortgage loans (i.e., Debt Investments and Debt Securities) that at December 31, 2009 aggregated to approximately $1.8 billion or 15% of our total assets. As a result of a significant increase in our investments in loans receivable during 2009, we concluded that interest earned from our Debt Investments and Debt Securities should be presented as a component of revenues.  In our opinion, the revised presentation improves the visibility, to our investors, of the aggregate income we generate from our total portfolio of investments. We respectfully advise the staff that, in our view, the classification of interest earned from our Debt Investments and Debt Securities is consistent with 5.03.1(e) “other revenues” of Regulation S-X. Further, it is common practice by numerous members in our industry to classify interest income, as a component of revenues, under the captions of “interest income,” “interest and other income,” “mortgage and other financing income” or “other income.”

Consolidated Statement of Cash Flows, page F7

7.                                       We note that your distributions to shareholders and noncontrolling interest holders exceeded cash flows from operations for the current year. Please tell us the sources of cash used to fund these distributions. Additionally, please revise the liquidity section of your MD&A to include a discussion of the sources of cash used to fund distributions.

Response: We respectfully advise the staff that, in our opinion, the disclosure in the first paragraph under Liquidity and Capital Resources in MD&A is appropriate considering the immateriality of the $17 million or 3% deficiency of operating cash flows compared to distributions to shareholders and noncontrolling interest holders. During 2009, we raised proceeds of $1.1 billion from issuances of common stock and sales of marketable debt securities and real estate.  These investing and financing activities, among other things, are the sources of cash used to fund the modest deficit we experienced in 2009. We supplementally advise the Staff that if distributions to our shareholders and noncontrolling interest holders materially exceed our operating cash flows in future periods, we will provide disclosure regarding the specific financing or investing activities that funded the respective deficit within the Liquidity and Capital Resources section of our MD&A.

Notes to Consolidated Financial Statements

(7) Loans Receivable, page F-24

8.                                       Please provide us with more information regarding your loan receivable from the Cirrus Group, LLC. In your response explain to us how management arrived at the conclusion that a $4.3 million reserve was adequate. Additionally, tell us how much accrued interest had been recorded related to the loan as of December 31, 2009. In your disclosure you state that total accrued interest is approximately $5.2 million. However, you also state that the total interest revenue recorded on the loan was $11.2 million and cash payments from the borrower for interest were $2.4 million. Please explain to us where the remaining interest receivable has been recorded.

Response: Consistent with ASC 310-10-35-22, we based the impairment analysis on a present value calculation of the expected future cash flows utilizing the loan’s effective interest rate. The expected future cash flows were based on negotiations with the borrower to restructure the loan such that its maturity date would be extended and the interest rate for a portion of the loan balance would be reduced. To further assess the impairment, we determined that the estimated fair value of the underlying asset collateral pool was in excess of the carrying value of the loan. Beginning January 1, 2010, the borrower has made payments according to the proposed restructured terms.

We respectfully advise the staff that the contractual terms of this interest-only loan require the borrower to pay interest at a rate of 9%; however, the loan accrues interest at a rate of 14%. The 5% differential between the loan’s pay-rate and its accrual-rate is compounded into the loan balance and recorded as an addition to loans receivable, which during 2009 amounted to $3.6 million.  For reporting purposes, the $5.2 million accrual presented in our disclosure represents the difference between the borrower’s contractual interest payments (i.e., the 9% pay-rate) and the actual payments received.

(17) Impairments, page F-46

9.                                       We note your disclosure that you have recorded impairment charges related to 12 of the 15 management contracts with Sunrise.  Tell us whether management tested intangible assets related to the remaining 75 management contracts with Sunrise.  In your response, tell us the likelihood that the remaining 75 contracts will be terminated.

Response: The 75 remaining management contracts with Sunrise are generally non-cancellable, long-term agreements. Certain contracts may be terminated in the event of a contractual breach by Sunrise or failure of Sunrise to maintain certain performance conditions. As previously disclosed, the Company and certain of its tenants filed complaints against Sunrise alleging breach of contractual and fiduciary duties with respect to 64 of the remaining 75 contracts. We are seeking, among other things, a judicial confirmation of rights to terminate these 64 contracts. However, as of December 31, 2009, given the uncertainty of litigation and other factors, we are unable to assess the likelihood that these contracts will be terminated.

We respectfully advise the Staff that we reviewed the related intangible assets for impairment and determined that they were not impaired as of December 31, 2009.

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5181.

Very truly yours,

/s/ Thomas M. Herzog

Thomas M. Herzog
Executive Vice President and
Chief Financial Officer

cc:	Edward J. Henning, Esq.
Scott A. Anderson
Jose M. Castro